Exhibit 99.1

Danke Announces Unaudited Fourth Quarter and Fiscal Year 2019 Financial Results

BEIJING, China, March 25, 2020 /PR Newswire/ — Phoenix Tree Holdings Limited (“Danke” or the “Company”) (NYSE: DNK), one of the largest co-living platforms in China with the fastest growth, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

FINANCIAL AND OPERATING HIGHLIGHTS

All comparisons are made on a year-over-year (“yoy”) basis.

For the Quarter Ended December 31, 2019:

•                  Revenues increased 112.5% to RMB2,129.3 million (US$305.9 million) from RMB1,002.0 million.

•                  Net loss was RMB921.0 million (US$132.3 million) compared to RMB556.8 million. Net margin improved by 12.3 percentage points.

•                  Adjusted EBITDA(1) was negative RMB461.0 million (US$66.2 million) compared to negative RMB349.2 million. Adjusted EBITDA margin improved by 13.2 percentage points.

•                  The number of apartment units operated increased 85.4% to 438,309 units as of December 31, 2019, from 236,420 units as of December 31, 2018.

For the Fiscal Year Ended December 31, 2019:

•                  Revenues increased 166.5% to RMB7,129.1 million (US$1,024.0 million) from RMB2,675.0 million.

•                  Net loss was RMB3,437.2 million (US$493.7 million) compared to RMB1,369.7 million. Net margin improved by 3.0 percentage points.

•                  Adjusted EBITDA was negative RMB1,921.9 million (US$276.1 million) compared to negative RMB816.4 million. Adjusted EBITDA margin improved by 3.5 percentage points.

“We are very pleased with our progress during this quarter and throughout the year. We experienced rapid growth in operating scale, with the number of apartment units increasing 85.4% year-over-year as of December 31, 2019. We expanded our presence to Suzhou, Wuxi, Xi’an, and Chongqing, for a total footprint of 13 cities, which further demonstrated our ability to duplicate our success across cities. These achievements drove revenue growth, which increased 112.5% year-over-year for the quarter and 166.5% year-over-year for 2019,” said Mr. Jing Gao, Co-founder and Chief Executive Officer of Danke.

(1) Adjusted EBITDA represents EBITDA before share-based compensation and incentives for apartment sourcing. EBITDA represents net loss before depreciation and amortization, interest expenses, interest income, and income tax benefit (expense). Both adjusted EBITDA and EBITDA are non-GAAP financial measures. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

“With the coronavirus outbreak, we have experienced a challenging start to 2020. Our thoughts are with those affected by the virus, and we are doing what we can to protect the health and safety of our residents and employees. While continuing to monitor the rapidly evolving situation, we remain focused on our growth strategies of enhancing our technological capabilities, further expanding our scale, expanding and enhancing our product and service offerings, promoting our brand awareness and industry influence, and strengthening and expanding our ecosystem. We are optimistic about our ability to execute on these strategies and are confident in our ability to deliver long-term, sustainable value for our shareholders,” concluded Mr. Gao.

FINANCIAL RESULTS

For the Quarter Ended December 31, 2019:

Revenues were RMB2,129.3 million (US$305.9 million) in the fourth quarter of 2019, representing an increase of 112.5% yoy from RMB1,002.0 million in the fourth quarter of 2018. The revenue growth was primarily driven by an increase in the number of opened apartment units as a result of the continued organic expansion of the business and, to a lesser extent, by the acquisition of Aishangzu(2) in March 2019.

Operating expenses were RMB2,967.0 million (US$426.2 million) in the fourth quarter of 2019, representing an increase of 96.3% yoy from RMB1,511.1 million in the fourth quarter of 2018.

•                  Rental costs increased 123.8% yoy to RMB1,949.8 million (US$280.1 million) from RMB871.0 million primarily due to an increase in the number of opened apartments units as a result of the continued expansion of the business.

•                  Depreciation and amortization increased 138.4% yoy to RMB347.9 million (US$50.0 million) from RMB145.9 million primarily due to an increase in the number of apartment units renovated and opened.

•                  Other operating expenses increased 90.8% yoy to RMB205.5 million (US$29.5 million) from RMB107.7 million primarily due to (i) increased cost of services as the Company operated more apartment units, (ii) increased incentives for apartment sourcing as additional commissions and lead generation fees were incurred for sourcing more apartments, and (iii) increased payroll cost primarily due to business expansion. The following table sets forth a breakdown of other operating expenses, expressed as an absolute amount and as a percentage of revenues, for the periods indicated:

	Three Months Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other operating expenses:
Cost of services	33,731	3.3	114,225	16,407	5.4
Payroll cost	34,546	3.4	46,975	6,748	2.2
Incentives for apartment sourcing	12,541	1.3	27,805	3,994	1.3
Other expenses	26,887	2.7	16,469	2,365	0.7
Total	107,705	10.7	205,474	29,514	9.6

•                  Pre-opening expense decreased 57.8% yoy to RMB37.6 million (US$5.4 million) from RMB89.1 million primarily due to a lower number of pre-opening apartment units during the quarter compared to the prior year period, as the Company strategically sourced a larger number of apartment units in the fourth quarter of 2018.

(2) Hangzhou Aishang Danke Technology Co., Ltd (“Aishangzu”), a residential rental apartment operator that primarily operated in Hangzhou.

•                  Sales and marketing expenses increased 33.5% yoy to RMB244.5 million (US$35.1 million) from RMB183.1 million due to (i) an increase in incentives for apartment renting as additional commissions and lead generation fees were incurred for renting out apartment units, (ii) an increase in advertising expenses as the Company enhanced its advertising efforts , and (iii) an increase in payroll cost primarily due to business expansion. The following table sets forth a breakdown of sales and marketing expenses, expressed as an absolute amount and as a percentage of revenues, for the periods indicated:

	Three Months Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Advertising expenses	81,112	8.1	102,663	14,747	4.8
Payroll cost	64,991	6.5	68,376	9,822	3.2
Incentives for apartment renting	29,891	3.0	64,206	9,223	3.0
Other expenses	7,151	0.7	9,224	1,324	0.5
Total	183,145	18.3	244,469	35,116	11.5

•                  General and administrative expenses increased 76.7% yoy to RMB131.7 million (US$18.9 million) from RMB74.5 million due to the hiring of additional personnel for general corporate functions at the Company’s headquarters and for regional managerial roles.

•                  Technology and product development expenses increased 26.3% yoy to RMB50.1 million (US$7.2 million) from RMB39.7 million, which was driven by the expansion of the Company’s technology team with additional, experienced research and development personnel to develop its technology system and to improve its product and service offerings.

As a result of the above, operating loss was RMB837.7 million (US$120.3 million) in the fourth quarter of 2019 compared to RMB509.1 million in the fourth quarter of 2018.

Interest expenses were RMB99.4 million (US$14.3 million) in the fourth quarter of 2019, representing an increase of 61.8% yoy from RMB61.5 million in the fourth quarter of 2018. The increase was attributable to additional bank loans and an increase in interest expenses related to rent financing, which was driven by an increase in the number of residents who opted for rent financing as more apartment units were rented. The following table sets forth a breakdown of interest expenses, expressed as an absolute amount and as a percentage of revenues, for the periods indicated:

	Three Months Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest expenses
Interest expenses related to rent financing	53,208	5.3	65,269	9,375	3.1
Other interest expenses	8,243	0.8	34,158	4,907	1.6
Total	61,451	6.1	99,427	14,282	4.7

Net loss was RMB921.0 million (US$132.3 million) in the fourth quarter of 2019 compared to RMB556.8 million in the fourth quarter of 2018. Net margin improved by 12.3 percentage points to negative 43.3% from negative 55.6%. Adjusted net loss (3), which represents net loss before share-based compensation and incentives for apartment sourcing, was RMB892.1 million (US$128.1 million) in the fourth quarter, compared to RMB542.8 million in the prior year period. Adjusted net margin improved by 12.3 percentage points to negative 41.9% from negative 54.2%.

Net loss per basic and diluted share was RMB3.66 (US$0.53) compared to RMB2.88 in the prior year period. Adjusted net loss per basic and diluted share (4) was RMB3.56 (US$0.51) compared to RMB2.82 in the prior year period.

EBITDA, which represents net loss before depreciation and amortization, interest expenses, interest income, and income tax benefit (expense), was negative RMB489.8 million (US$70.4 million) in the fourth quarter of 2019 compared to negative RMB363.2 million in the prior year period. EBITDA margin improved by 13.2 percentage points to negative 23.0% from negative 36.2%. Adjusted EBITDA, which represents EBITDA before share-based compensation and incentives for apartment sourcing, was negative RMB461.0 million (US$66.2 million) in the fourth quarter of 2019 compared to negative RMB349.2 million in the prior year period. Adjusted EBITDA margin improved by 13.3 percentage points to negative 21.6% from negative 34.9%.

Cash and restricted cash were RMB3,455.9 million (US$496.4 million) as of December 31, 2019.

For the Fiscal Year Ended December 31, 2019:

Revenues were RMB7,129.1 million (US$1,024.0 million) in 2019, representing an increase of 166.5% yoy from RMB2,675.0 million in 2018. The revenue growth was primarily driven by an increase in the number of opened apartment units as a result of the continued organic expansion of the business, and to a lesser extent, by the acquisition of Aishangzu in March 2019.

Operating expenses were RMB10,279.9 million (US$1,476.6 million) in 2019, representing an increase of 163.8% from RMB3,896.4 million in 2018.

•                  Rental costs increased 194.7% yoy to RMB6,400.0 million (US$919.3 million) from RMB2,171.8 million primarily due to an increase in the number of opened apartment units as a result of the continued expansion of the business.

•                  Depreciation and amortization increased 205.0% yoy to RMB1,138.2 million (US$163.5 million) from RMB373.2 million primarily due to an increase in the number of apartment units renovated and opened.

•                  Other operating expenses increased 156.9% yoy to RMB758.3 million (US$108.9 million) from RMB295.1 million primarily due to (i) increased cost of services as the Company operated more apartment units, (ii) increased payroll cost primarily due to business expansion, and (iii) increased incentives for apartment sourcing as additional commissions and lead generation fees were incurred for sourcing more apartments. The following table sets forth a breakdown of other operating expenses, expressed as an absolute amount and as a percentage of revenues, for the years indicated:

(3)  Adjusted net loss is a non-GAAP financial measure. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

(4)  Adjusted net loss per basic and diluted share is a non-GAAP financial measure. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

	Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other operating expenses:
Cost of services	96,834	3.6	366,475	52,641	5.1
Payroll cost	105,387	3.9	171,064	24,572	2.4
Incentives for apartment sourcing	31,077	1.2	85,108	12,225	1.2
Other expenses	61,843	2.3	135,686	19,490	1.9
Total	295,141	11.0	758,333	108,928	10.6

•                  Pre-opening expense decreased 17.2% yoy to RMB224.0 million (US$32.2 million) from RMB270.4 million primarily due to a lower number of pre-opening apartment units in 2019 compared to the prior year.

•                  Sales and marketing expenses increased 120.4% yoy to RMB1,038.2 million (US$149.1 million) from RMB471.0 million due to (i) an increase in advertising expenses as the Company enhanced its advertising efforts, (ii) an increase in incentives for apartment renting as additional commissions and lead generation fees were incurred for renting out apartment units, and (iii) an increase in payroll cost primarily due to business expansion. The following table sets forth a breakdown of sales and marketing expenses, expressed as an absolute amount and as a percentage of revenues, for the years indicated:

	Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Advertising expenses	200,733	7.5	506,401	72,740	7.1
Payroll cost	175,612	6.6	256,277	36,812	3.6
Incentives for apartment renting	75,301	2.8	209,338	30,070	2.9
Other expenses	19,380	0.7	66,175	9,505	1.0
Total	471,026	17.6	1,038,191	149,127	14.6

•                  General and administrative expenses increased 158.8% yoy to RMB527.5 million (US$75.8 million) from RMB203.8 million due to the hiring of additional personnel for general corporate functions at the Company’s headquarters and for regional managerial roles.

•                  Technology and product development expenses increased 74.6% yoy to RMB193.7 million (US$27.8 million) from RMB111.0 million, which was driven by the expansion of the Company’s technology team with additional, experienced research and development personnel to develop its technology system and to improve its product and service offerings.

As a result of the above, operating loss was RMB3,150.8 million (US$452.6 million) in 2019 compared to RMB1,221.3 million in 2018.

Interest expenses were RMB352.4 million (US$50.6 million) in 2019, representing an increase of 115.7% yoy from RMB163.4 million in 2018. The increase was attributable to additional bank loans and an increase in interest expenses related to rent financing, which was driven by an increase in the number of residents who opted for rent financing as more apartment units were rented. The following table sets forth a breakdown of interest expenses, expressed as an absolute amount and as a percentage of revenues, for the years indicated:

	Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest expenses
Interest expenses related to rent financing	152,996	5.7	241,033	34,622	3.4
Other interest expenses	10,361	0.4	111,375	15,998	1.5
Total	163,357	6.1	352,408	50,620	4.9

Net loss was RMB3,437.2 million (US$493.7 million) in 2019 compared to RMB1,369.7 million in 2018. Net margin improved by 3.0 percentage points to negative 48.2% from negative 51.2%. Adjusted net loss, which represents net loss before share-based compensation and incentives for apartment sourcing, was RMB3,346.6 million (US$480.7 million) in 2019 compared to RMB1,332.9 million in 2018. Adjusted net margin improved by 2.9 percentage points to negative 46.9% from negative 49.8%.

Net loss per basic and diluted share was RMB15.05 (US$2.16) compared to RMB7.95 in 2018. Adjusted net loss per basic and diluted share was RMB14.69 (US$2.11) compared to RMB7.75 in 2018.

EBITDA, which represents net loss before depreciation and amortization, interest expenses, interest income, and income tax benefit (expense), was negative RMB2,012.6 million (US$289.1 million) in 2019 compared to negative RMB853.3 million in 2018. EBITDA margin improved by 3.7 percentage points to negative 28.2% from negative 31.9%. Adjusted EBITDA, which represents EBITDA before share-based compensation and incentives for apartment sourcing, was negative RMB1,921.9 million (US$276.1 million) in 2019 compared to negative RMB816.4 million in 2018. Adjusted EBITDA margin improved by 3.5 percentage points to negative 27.0% from negative 30.5%.

KEY OPERATING METRICS

	As of
	December 31,	March 31,	June 30,	September 30,	December 31,
	2018	2019	2019	2019	2019
Number of cities in which the Company operated	9	9	10	13	13
Number of apartment units the Company operated (by status):
Pre-opening apartment units(1)	27,007	15,012	5,160	14,835	7,081
Opened apartment units(2)	209,413	270,337	341,213	391,911	431,228
Total	236,420	285,349	346,373	406,746	438,309
Number of apartment units the Company operated (by city):
Beijing, Shanghai and Shenzhen	152,630	176,746	192,268	213,866	223,753
Other cities	83,790	108,603	154,105	192,880	214,556
Total	236,420	285,349	346,373	406,746	438,309

(1)  Represent apartment units that are within the pre-opening period (i.e., the period between the effective date of the lease with the property owners and the date when the relevant apartment units achieve ready-to-move-in status).

(2)  Represent apartment units that achieve ready-to-move-in status, including those rented out and to be rented out.

	Year Ended			Three Months Ended
	December 31,			December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Average revenues per rented-out unit per month(1)	2,352	2,130	306	2,264	2,074	298
Average leasing cost per unit per month(2)	1,637	1,546	222	1,609	1,504	216

(1) Represents the revenues recognized in the period presented divided by rented-out unit days (i.e., the simple sum of the number of days the Company rented out each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

(2) Represents leasing cost (i.e., the sum of rental cost and pre-opening expense) recorded in the period presented divided by total unit days (i.e., the simple sum of the number of days the Company operated each apartment unit during a particular period) in such period multiplied by the average number of days per month (assuming 30 days per month).

	As of
	December 31,	March 31,	June 30,	September 30,	December 31,
	2018	2019	2019	2019	2019
Occupancy rate(1)	76.9%	77.8%	89.0%	86.9%	76.7%

(1) Represents the aggregate number of rented-out apartment units as a percentage of the number of opened apartment units as of a given date.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 1,828.8 million ordinary shares outstanding. The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans. Each American Depositary Share (ADS) represents ten Class A ordinary shares.

RECENT DEVELOPMENTS

Series D Financing

As previously disclosed in its filings with the U.S. Securities and Exchange Commission, the Company completed a Series D fundraising round in October 2019, receiving gross proceeds of US$190.0 million. CMC Capital Group and Primavera Capital Group participated in the round.

Initial Public Offering (IPO)

On January 22, 2020, the Company completed its IPO on the New York Stock Exchange. In its IPO, the Company sold a total of 9,600,000 ADSs, each representing ten Class A ordinary shares. In addition, the underwriters of the IPO exercised their option to purchase 304,933 additional ADSs. As a result, the Company received total net proceeds of approximately US$128.4 million after deducting underwriter commissions and relevant offering expenses.

Novel Coronavirus Outbreak

Since the outbreak of the coronavirus, the Company has proactively initiated measures to protect its residents and support the government’s efforts to combat the epidemic. For example, the Company provided safety notifications and preventative guidelines to residents through multiple channels, immediately launched online travel detail registration, and assisted residents with applying for neighborhood entry permits. In addition, leveraging its online platform, the Company publicized various online facilitation services including launching an online, zero-contact apartment viewing and selection function. Furthermore, the Company offered partial rental waivers to certain affected residents and held discussions with property owners to offer rental waivers during this difficult time. The Company has encouraged employees to work from home as necessary, and implemented temperature checks and frequent disinfection of workplaces. To support the relief effort in Wuhan, the Company provided 800 apartment units in the Wuhan area for medical workers, free of charge, to provide them with places to rest.

The Company expects adverse impacts on its business and financial performance from the novel coronavirus outbreak for the first quarter of 2020. The Company expects a decrease in the occupancy rate as residents delay their return to work, which will result in an adverse impact on the Company’s revenues. Since the outbreak of the novel coronavirus, the Company also adjusted the number of apartment units it operated to counteract some of the adverse impacts on its occupancy rate. As a result, the number of apartment units the Company will operate as of March 31, 2020, is expected to decrease as compared to that as of the end of 2019. In addition, the Company has been taking proactive actions to control its costs and expenses, including significantly slowing down the rate of sourcing and renovating additional apartment units. Furthermore, the Company’s management team has volunteered for a pay cut during this difficult time. The Company currently expects the impacts of the outbreak to be short-term given some early signs of recovery in China, and remains confident in the long-term outlook of its industry and growth prospects.

The extent to which the novel coronavirus outbreak impacts the Company’s operating results for the remainder of the fiscal year is highly uncertain and difficult to predict and will depend on future developments, including the duration, severity, and reach of the outbreak, and actions taken to contain the situation. The Company continues to monitor the rapidly evolving situation in order to evaluate the impact on its business and financial performance and to protect the health and safety of its residents and employees.

BUSINESS OUTLOOK

Based on current market and operating conditions, the Company expects revenues for the first quarter of 2020 to be between RMB1,900 million and RMB2,000 million. This forecast reflects the Company’s current and preliminary views, which is subject to change and substantial uncertainties, particularly in view of the potential impact of the novel coronavirus outbreak, the effects of which are difficult to analyze and predict.

CONFERENCE CALL

A conference call and webcast to discuss Danke’s financial results and guidance will be held at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing Time) on March 25, 2020. Interested parties may listen to the conference call by the dialing numbers below:

United States:	1-888-317-6003
China Domestic:	4001-206115
Hong Kong:	800-963976
International:	1-412-317-6061
Conference ID:	6995877

The replay will be accessible through April 1, 2020, by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Conference ID:	10139891

The webcast will be available at ir.danke.com and will be archived on the site shortly after the call has concluded.

ABOUT DANKE

Danke, one of the largest co-living platforms in China with the fastest growth, is redefining the residential rental market through technology and aims to help people live better. Empowered by data, technology, and a large-scale apartment network, Danke’s vibrant and expanding ecosystem connects and benefits property owners, residents, and third-party service providers, and delivers quality and best-in-class services through an innovative “new rental” business model featuring centralization, standardization, and a seamless online experience. Danke was founded in 2015 and is headquartered in Beijing, China. For more information, please visit ir.danke.com.

CONTACTS

Investor Relations Contact

Danke IR

Email: ir@danke.com

Bill Zima

ICR, Inc.

Phone: +1 203-682-8200

Media Relations Contact

Danke PR

Email: pr@danke.com

Edmond Lococo

ICR, Inc.

Phone: +86 (10) 6583-7510

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, the impact of the coronavirus outbreak on Danke’s business and financial performance, as well as Danke’s strategic and operational plans, contain forward-looking statements. Danke may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Danke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Danke’s goals and strategies; Danke’s future business development, results of operations and financial condition; Danke’s ability to maintain and enhance its ecosystem; Danke’s ability to expand its apartment network and resident base, meet evolving market trends, adapt to changing demands of property owners and residents and improve the effectiveness of its technology system; the future developments of the coronavirus outbreak; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Danke’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Danke does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

We use EBITDA, adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these measures help us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and income that we include in net loss. We believe that these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA represents net loss before depreciation and amortization, interest expenses, interest income, and income tax benefit (expense). Adjusted EBITDA represents EBITDA before share-based compensation and incentives for apartment sourcing. Adjusted net loss represents net loss before share-based compensation and incentives for apartment sourcing. Incentives for apartment sourcing consist of commissions and lead generation fees related to apartment sourcing. We pay commissions and lead generation fees upfront when the relevant apartment is sourced and amortize such cost on a straight-line basis over the term of the lease with the property owner, which is generally four to six years. Share-based compensation represents compensation expenses in connection with the restricted shares granted to our co-founders. Share-based compensation used in the calculation of the adjusted EBITDA and adjusted net loss represents compensation expenses in connection with the issuance of restricted shares to our co-founders. It does not, however, include the share-based compensation in connection with the repurchase in cash in January 2019 of the share options previously granted to certain employees.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, both of which should be considered when evaluating performance. For more information on these non-GAAP financial measures, please see the table captioned “RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES” set forth at the end of this press release. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

EXCHANGE RATE INFORMATION

This announcement contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this announcement were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,			Three Months Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues	2,675,031	7,129,088	1,024,029	1,002,029	2,129,348	305,862
Operating expenses:
Rental cost	(2,171,755)	(6,399,982)	(919,300)	(871,046)	(1,949,783)	(280,069)
Depreciation and amortization	(373,231)	(1,138,225)	(163,496)	(145,892)	(347,868)	(49,968)
Other operating expenses	(295,141)	(758,333)	(108,928)	(107,705)	(205,474)	(29,514)
Pre-opening expense	(270,399)	(223,955)	(32,169)	(89,107)	(37,611)	(5,402)
Sales and marketing expenses	(471,026)	(1,038,191)	(149,127)	(183,145)	(244,469)	(35,116)
General and administrative expenses	(203,847)	(527,479)	(75,767)	(74,540)	(131,713)	(18,920)
Technology and product development expenses	(110,954)	(193,725)	(27,827)	(39,673)	(50,124)	(7,200)
Operating loss	(1,221,322)	(3,150,802)	(452,585)	(509,079)	(837,694)	(120,327)
Change in fair value of convertible loan	(6,962)	—	—	—	—	—
Interest expenses	(163,357)	(352,408)	(50,620)	(61,451)	(99,427)	(14,282)
Interest income	20,226	63,831	9,169	13,777	16,129	2,317
Investment income	1,778	—	—	—	—	—
Loss before income taxes	(1,369,637)	(3,439,379)	(494,036)	(556,753)	(920,992)	(132,292)
Income tax (expense) benefit	(112)	2,167	311	—	—	—
Net loss	(1,369,749)	(3,437,212)	(493,725)	(556,753)	(920,992)	(132,292)
Loss attributable to non-controlling interest	(4,134)	(2,380)	(342)	(4,134)	(1,186)	(170)
Net loss attributable to Phoenix Tree Holdings Limited	(1,365,615)	(3,434,832)	(493,383)	(552,619)	(919,806)	(132,122)
Accretion and modification of redeemable convertible preferred shares	(111,132)	(348,756)	(50,096)	(60,102)	(95,857)	(13,769)
Net loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(1,476,747)	(3,783,588)	(543,479)	(612,721)	(1,015,663)	(145,891)
Net loss	(1,369,749)	(3,437,212)	(493,725)	(556,753)	(920,992)	(132,292)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(4,478)	(54,791)	(7,870)	1,217	33,750	4,848
Less: reclassification adjustment for gain on available-for-sale securities realized in net income, net of income taxes of RMB112	(337)	—	—	—	—	—
Comprehensive loss	(1,374,564)	(3,492,003)	(501,595)	(555,536)	(887,242)	(127,444)
Comprehensive loss attributable to non-controlling interest	(4,134)	(2,380)	(342)	(4,134)	(1,186)	(170)
Comprehensive loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(1,370,430)	(3,489,623)	(501,253)	(551,402)	(886,056)	(127,274)
Net loss per share
—Basic and diluted	(7.95)	(15.05)	(2.16)	(2.88)	(3.66)	(0.53)
Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	185,677,083	251,347,723	251,347,723	212,630,208	277,296,944	277,296,944

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash	1,087,258	685,277	98,434
Term deposits	137,264	—	—
Restricted cash	1,362,266	1,417,245	203,575
Accounts receivable, net	1,456	2,837	408
Advance to landlords	301,190	223,146	32,053
Prepayments and other current assets	265,794	636,618	91,444
Total current assets	3,155,228	2,965,123	425,914
Non-current assets:
Restricted cash	16,010	1,353,376	194,400
Property and equipment, net	1,989,630	3,167,537	454,988
Intangible asset, net	2,053	152,846	21,955
Goodwill	—	347,455	49,909
Deposits to landlords	414,754	608,475	87,402
Other non-current assets	251,936	410,703	58,994
Total non-current assets	2,674,383	6,040,392	867,648
Total assets	5,829,611	9,005,515	1,293,562
LIABILITIES
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	2,890,842	4,554,362	654,193
Accounts payable	718,890	726,455	104,349
Rental payable	180,994	553,410	79,492
Advance from residents	279,534	976,348	140,244
Amount due to a related party	10,343	11,343	1,629
Deposits from residents	287,304	605,356	86,954
Accrued expenses and other current liabilities	214,170	495,484	71,172
Total current liabilities	4,582,077	7,922,758	1,138,033
Non-current liabilities:
Long-term borrowings, excluding current portion	182,646	669,250	96,132
Deferred income tax liabilities	—	7,042	1,012
Other non-current liabilities	51,539	27,419	3,938
Total non-current liabilities	234,185	703,711	101,082
Total liabilities	4,816,262	8,626,469	1,239,115
MEZZANINE EQUITY
Total mezzanine equity	2,859,632	6,106,203	877,101
SHAREHOLDERS’ DEFICIT
Ordinary Shares	35	35	5
Accumulated other comprehensive loss	(3,061)	(57,852)	(8,310)
Accumulated deficit	(1,839,123)	(5,663,670)	(813,535)
Total shareholders’ deficit attributable to ordinary shareholders	(1,842,149)	(5,721,487)	(821,840)
Non-controlling interest	(4,134)	(5,670)	(814)
Total shareholders’ deficit	(1,846,283)	(5,727,157)	(822,654)
Total liabilities, mezzanine equity and shareholders’ deficit	5,829,611	9,005,515	1,293,562

PHOENIX TREE HOLDINGS LIMITED

UNAUDITED SUMMARY OF CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS DATA

(All amounts in thousands, except for share and per share data)

	Year Ended December 31,			Three Months Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(1,164,248)	(1,911,216)	(274,529)	(466,435)	(281,927)	(40,496)
Net cash used in investing activities	(1,324,021)	(2,038,089)	(292,753)	(821,868)	(369,263)	(53,041)
Net cash provided by financing activities	4,692,659	4,945,078	710,316	2,540,840	1,863,220	267,635
Effect of foreign currency exchange rate changes on cash and restricted cash	47,142	(5,409)	(777)	(24,890)	(53,920)	(7,746)
Net increase in cash and restricted cash	2,251,532	990,364	142,257	1,227,647	1,158,110	166,352
Cash and restricted cash at the beginning of the period	214,002	2,465,534	354,152	1,237,887	2,297,788	330,057
Cash and restricted cash at the end of the period	2,465,534	3,455,898	496,409	2,465,534	3,455,898	496,409

PHOENIX TREE HOLDINGS LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(All amounts in thousands, except for share and per share data)

The table below sets forth a reconciliation of the Company’s net loss to EBITDA and adjusted EBITDA for the periods indicated:

	Year Ended December 31,			Three Months Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(1,369,749)	(3,437,212)	(493,725)	(556,753)	(920,992)	(132,292)
Add:
Depreciation and amortization	373,231	1,138,225	163,496	145,892	347,868	49,968
Interest expenses	163,357	352,408	50,620	61,451	99,427	14,282
Income tax expense (benefit)	112	(2,167)	(311)	—	—	—
Subtract:
Interest income	20,226	63,831	9,169	13,777	16,129	2,317
EBITDA	(853,275)	(2,012,577)	(289,089)	(363,187)	(489,826)	(70,359)
Add:
Incentives for apartment sourcing	31,077	85,108	12,225	12,541	27,805	3,994
Share-based compensation	5,808	5,551	797	1,415	1,040	149
Adjusted EBITDA	(816,390)	(1,921,918)	(276,067)	(349,231)	(460,981)	(66,216)

The table below sets forth a reconciliation of the Company’s net loss to adjusted net loss for the periods indicated:

	Year Ended December 31,			Three Months Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(1,369,749)	(3,437,212)	(493,725)	(556,753)	(920,992)	(132,292)
Add:
Incentives for apartment sourcing	31,077	85,108	12,225	12,541	27,805	3,994
Share-based compensation	5,808	5,551	797	1,415	1,040	149
Adjusted Net Loss	(1,332,864)	(3,346,553)	(480,703)	(542,797)	(892,147)	(128,149)

The table below sets forth a reconciliation of the Company’s net loss per basic and diluted share to adjusted net loss per basic and diluted share for the periods indicated:

	Year Ended December 31,			Three Months Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(1,476,747)	(3,783,588)	(543,479)	(612,721)	(1,015,663)	(145,891)
Add:
Incentives for apartment sourcing	31,077	85,108	12,225	12,541	27,805	3,994
Share-based compensation	5,808	5,551	797	1,415	1,040	149
Adjusted net loss attributable to ordinary shareholders of Phoenix Tree Holdings Limited	(1,439,862)	(3,692,929)	(530,457)	(598,765)	(986,818)	(141,748)
Adjusted net loss per share
—Basic and diluted	(7.75)	(14.69)	(2.11)	(2.82)	(3.56)	(0.51)
Weighted average number of shares outstanding used in computing adjusted net loss per share
—Basic and diluted	185,677,083	251,347,723	251,347,723	212,630,208	277,296,944	277,296,944